SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20
Publicly Held Company
CVM Registration: 1431-1
SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares
SEC Registration (CUSIP) 20441B308 – Common Shares
LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits and distributes power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby informs its shareholders and the market in general that it has from Brandes Investment Partners, L.P., as an investment advisor, the information that it has reduced its shareholding, on a consolidated basis, since January 24, 2019, to 6,261,263 class "B" preferred shares (CLPE6), which corresponds to around 4.88% of the total PNB shares issued by COPEL, as per the mail below.

Curitiba, January 28, 2019

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

San Diego, California, January 28, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Attn. Mr. Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

Rua Coronel Dulcídio, 800 – Batel
Curitiba, Paraná

By e-mail: ri@copel.com

Ref: IMMEDIATE ATTENTION - Disclosure CVM Instruction 358 - Reduction of the Shareholding of Investors in COPEL - Companhia Paranaense de Energia (“Company”).

1.	Brandes Investment Partners, L.P (“Brandes”) is a federally accredited investment advisor in the United States of America.
2.	Brandes is currently appointed as investment consultant by several clients (“Clients”), mainly institutional investors in the United States.
3.

Brandes receives a discretionary term of office from its Clients regarding the investment and divestment of assets in the portfolios under Brandes’ management. These assets are registered in the name of each Client or the person designated by the Client, and are not maintained, at any time, under the formal ownership of Brandes.

4.

Having provided this information about our organization and the structure of the relationship with our Clients, we would like to refer to Instruction 358 issued by the Brazilian Securities and Exchange Commission (“CVM” on January 3, 2002 (as amended, “CVM Instruction 358”).

5.

In compliance with the disclosure duty of our responsibility, pursuant to Article 12 of CVM Instruction 358, we hereby inform that, as a result of the exercise by Brandes as a discretionary investment manager, since January 24, 2019, the consolidated shareholding of the Clients in the Company was reduced to 6,261,263 shares, representing 4.8804% of the total shares issued.

6.	This and the other information required by Article 12 of CVM Instruction 358 are provided below:

(i) Qualification of Brandes: Brandes is headquartered at 11988 El Camino Real, Suite 600, San Diego, CA 92130, USA;

(ii) Purpose: None of the Clients has the intention to change the shareholding control or administrative structure of COPEL;

(iii) Consolidated Shareholding: The one presented in Paragraph 5 above;

(iv) Other Securities of COPEL. We are not aware that the Clients have any other securities and derivative financial instruments referenced to the Company's shares. However, we understand that even if they had such securities, they would not be added to the consolidated shareholdings herein reported, given that the acquisition of this consolidated shareholding was carried out under our discretionary management;

(v) Agreement to Regulate the Voting Exercise: In addition to the agreement of the provision of investment advisory services entered into with each Client for the purposes of managing assets and which, as a rule, allow us to exercise the voting rights granted by the shares included in the portfolio of such Client, there is no agreement or contract between Brandes, on one hand, and part or all Clients holding the consolidated shareholding reported herein, on the other, to regulate any common action or similar agreement on the exercise of voting rights or the purchase and sale of securities issued by the Company.

Please proceed with the due disclosure to the market and to CVM.

If any clarification or information on this release is required, please contact Ian Rose at +1 858 523 3251 or email ian.rose@brandes.com.

Thank you in advance for your attention.

Sincerely,
Brandes Investment Partners, L.P

Name: Ian Rose
Position: General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 29, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.